EXHIBIT 12.1

Cephalon, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Amounts in thousands of dollars)

	1999	2000	2001	2002	2003	2004

Pre-tax income (loss) from continuing operations	(79,432)	(93,744)	(55,484)	62,433	130,314	(28,184)

Fixed charges:

Interest expense and amortization of debt discount and premium on all indebtedness	8,377	5,189	20,630	38,215	28,905	22,186

Appropriate portion of rentals	907	747	1,092	1,433	2,286	3,437

Preferred stock dividend requirements of consolidated subsidiaries	3,398	9,063	5,664	—	—	—

Total fixed charges	12,682	14,999	27,386	39,648	31,191	25,623

Pre-tax income (loss) from continuing operations, plus fixed charges, less preferred stock dividend requirements of consolidated subsidiaries	(70,148)	(87,808)	(33,762)	102,081	161,505	(2,561)

Ratio of earnings to fixed charges (1)	—	—	—	2.57	5.18	—

(1)	For the years ended December 31, 1998, 1999, 2000 and 2001, no ratios are provided because earnings were insufficient to cover fixed charges and fixed charges and preferred dividends, respectively.